

November 17, 2014

Via E-mail
Thomas L. Mitchell
Executive Vice President and Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

> **Re:** **Devon Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-32318**

Dear Mr. Mitchell:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1.   On pages 7, 37, and elsewhere in the 10-K you refer to your joint venture with Sinopec Corporation. You state on page 40 that the joint venture had remaining commitments at the end of 2013. The 20-F filed April 28, 2014 by China Petroleum & Chemical Corporation ("CPCC") indicates that CPCC is also known as "Sinopec Corp." We are aware of recent state government and university divestment or similar initiatives regarding CPCC due to its contacts with Iran and Sudan. Iran and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Sinopec to have an adverse impact upon your reputation and share value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance

        Jeremy Humphers
        Senior Vice President and Chief Accounting Officer
        Devon Energy Corporation